Exhibit 99.1

SAMFINE CREATION HOLDINGS GROUP LIMITED Announces First Half 2026 Unaudited Financial Results

HONG KONG, September 29, 2026 (GLOBE NEWSWIRE) -- SAMFINE CREATION HOLDINGS GROUP LIMITED (Nasdaq: SFHG) (the “Company” or “Samfine”), a printing service provider headquartered in Hong Kong, today announced its unaudited financial results for the six months ended June 30, 2026.

Overview:

●	Revenue was HK$77.2 million (US$9.8 million) for the six months ended June 30, 2026, representing a decrease of 6.0% from HK$82.1 million for the same period in 2025.

●	Net loss was HK$14.8 million (US$1.9 million) for the six months ended June 30, 2026, as compared with a net loss of HK$8.5 million for the same period in 2025.

Six Months Ended June 30, 2026 Financial Results

Revenue. Revenue remained relatively stable at HK$77,204,628 (US$9,845,018) for the six months ended June 30, 2026, representing a marginal decrease of 6.0% compared to HK$82,121,233 for the six months ended June 30, 2025.

Cost of revenue. Cost of revenue remained relatively stable at HK$62,311,470 (US$7,945,865) for the six months ended June 30, 2026, representing a marginal decrease of 6.1% compared to HK$66,340,565 for the six months ended June 30, 2025. The decrease was generally in line with the decline in overall sales volume.

Gross Profit. Gross profit decreased by 5.6% from HK$15,780,668 for the six months ended June 30, 2025 to HK$14,893,158 (US$1,899,153) for the six months ended June 30, 2026, driven primarily by lower revenue contribution. Gross profit margin remained relatively stable at 19.3% compared to 19.2% for the prior period.

General and administrative expenses. General and administrative expenses decreased by 9.0% from HK$20,105,220 for the six months ended June 30, 2025 to HK$18,286,670 (US$2,331,889) for the six months ended June 30, 2026, principally due to a decrease in office expenses and professional fees incurred during the period.

Selling and marketing expenses. Selling and marketing expenses remained relatively stable at HK$8,648,044 (US$1,102,786) for the six months ended June 30, 2026, representing a marginal decrease of 0.8% compared to HK$8,720,599 for the six months ended June 30, 2025.

Other gains (losses), net. Other gains (losses), net shifted significantly from net other gains of HK$3,213,799 for the six months ended June 30, 2025 to net other losses of HK$2,292,546 (US$292,342) for the six months ended June 30, 2026. This change was a key driver of the increase in net loss for the period, primarily resulting from foreign exchange losses driven by RMB fluctuations and write-offs and disposals of specialized equipment.

Net loss. Net loss increased by 75.6% from HK$8,457,024 for the six months ended June 30, 2025 to HK$14,849,336 (US$1,893,566) for the six months ended June 30, 2026. Ongoing trade tensions and market uncertainties negatively affected the Company’s sales growth as outlined in its strategic plan, leading to an operating loss for the six months ended June 30, 2026.

About SAMFINE CREATION HOLDINGS GROUP LIMITED

SAMFINE CREATION HOLDINGS GROUP LIMITED is an established one-stop printing service provider which principally provides printing services in Hong Kong and the PRC. With over 20 years of experience in the printing industry, its operating subsidiaries offer a wide range of printed products such as book products, novelty and packaging products. Its operating subsidiaries’ customers principally comprise of book traders located in Hong Kong whose clients are located around the world, mainly in the U.S. and Europe.

Exchange Rate Information

The Company is a holding company with operations conducted in Hong Kong and the PRC through its operating subsidiaries in Hong Kong and the PRC, Samfine HK and Samfine SZ, respectively. SFHG’s reporting currency is HK$. These unaudited interim condensed consolidated financial statements contains translations of HK$ into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from HK$ to U.S. dollars and from U.S. dollars to HK$ in these unaudited interim condensed consolidated financial statements were calculated at the noon buying rate of US$1 = HK$7.842 on June 30, 2026, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HK$ or U.S. dollar amounts referred to in these unaudited interim condensed consolidated financial statements could have been or could be converted into U.S. dollars or HK$, as the case may be, at any particular rate or at all.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s unaudited interim condensed consolidated financial statements and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Rounding Amounts and Percentages

Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding.

For investor and media inquiries, please contact:

SAMFINE CREATION HOLDINGS GROUP LIMITED

Investor Relations

Email: 888@1398.cn

Telephone: (852) 3589 1500

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	31,172,798	28,929,438	3,689,038
Restricted cash	15,023,582	4,741,909	604,681
Accounts receivable, net
- Third parties	28,739,851	33,221,527	4,236,359
- Related party	516,920	208,508	26,589
Prepayments and other current assets, net	13,517,496	20,321,780	2,591,403
Inventories, net	12,849,149	13,093,535	1,669,668
Prepaid income tax	277,570	277,570	35,395
Total current assets	102,097,366	100,794,267	12,853,133

NON-CURRENT ASSETS
Plant and equipment, net	26,984,809	29,049,194	3,704,309
Intangible assets, net	650,700	592,977	75,616
Investment in life insurance contract, net	1,559,502	1,567,745	199,916
Prepayments	9,804,167	2,166,667	276,290
Prepayment for acquisition of plant and equipment	4,056,564	2,074,456	264,531
Operating lease right-of-use assets, net	25,679,797	24,031,706	3,064,487
Deferred tax asset	1,495,836	1,608,261	205,083
Total non-current assets	70,231,375	61,091,006	7,790,232
Total assets	172,328,741	161,885,273	20,643,365

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts and bills payables	53,960,626	54,133,583	6,903,033
Accruals and other payables	6,444,731	10,433,876	1,330,512
Bank and other borrowings	23,549,661	24,056,502	3,067,648
Due to related parties	100,000	80,000	10,201
Operating lease liabilities	5,113,112	5,426,949	692,036
Total current liabilities	89,168,130	94,130,910	12,003,430

NON-CURRENT LIABILITIES
Bank and other borrowings	10,783,889	11,710,416	1,493,295
Deferred tax liabilities	6,526	4,868	621
Operating lease liabilities	20,566,685	18,604,757	2,372,451
Total non-current liabilities	31,357,100	30,320,041	3,866,367
Total liabilities	120,525,230	124,450,951	15,869,797

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Class A Ordinary shares: US$0.0003125 par value,158,200,000 shares authorized, 2,260,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025*	5,505	5,505	709
Class B Ordinary shares: US$0.0003125 par value, 1,800,000 shares authorized, 1,800,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025*	4,384	4,384	564
Additional paid-in capital	68,647,780	68,647,780	8,753,861
Statutory reserve	278,740	278,740	35,545
Accumulated other comprehensive income	2,244,558	2,724,705	347,439
Accumulated losses	(19,377,456)	(34,226,792)	(4,364,550)
Total shareholders’ equity	51,803,511	37,434,322	4,773,568
Total liabilities and shareholders’ equity	172,328,741	161,885,273	20,643,365

*	Giving retroactive effect to the 1-for-5 share consolidation.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
REVENUE	82,121,233	77,204,628	9,845,018

COST OF REVENUE	(66,340,565)	(62,311,470)	(7,945,865)
Gross profit	15,780,668	14,893,158	1,899,153

OPERATING EXPENSES
Selling and marketing	(8,720,599)	(8,648,044)	(1,102,786)
General and administrative	(20,105,220)	(18,286,670)	(2,331,889)
Total expenses	(28,825,819)	(26,934,714)	(3,434,675)
LOSS FROM OPERATION	(13,045,151)	(12,041,556)	(1,535,522)

OTHER INCOME (EXPENSE)
Interest income	43,856	67,770	8,642
Interest expense	(445,562)	(801,083	(102,153)
Other income	78,252	103,996	13,261
Other gain, net	3,213,799	2,292,546	(292,342)
Total other income, net	2,890,345	(2,921,863)	(372,592)
LOSS BEFORE INCOME TAX EXPENSE	(10,154,806)	(14,963,419)	(1,908,114)
INCOME TAX INCOME	1,697,782	114,083	14,548
NET LOSS	(8,457,024)	(14,849,336)	(1,893,566)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(597,455)	480,147	61,228
TOTAL COMPREHENSIVE LOSS	(9,054,479)	(14,369,189)	(1,832,338)
Weighted average number of ordinary shares:
Basic and diluted	4,060,000	4,060,000	4,060,000
LOSS PER SHARE:
BASIC AND DILUTED*	(2.08)	(3.66)	(0.47)

*	Giving retroactive effect to the 1-for-5 share consolidation.

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